December 24, 2014

VIA EDGAR

Larry Spirgel, Assistant Director
Kathryn Jacobson, Senior Staff Accountant
Dean Suehiro, Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Youku Tudou Inc. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2013 (the “2013 20-F”)
Filed April 16, 2014 (File No. 001-34977)

Dear Mr. Spirgel, Ms. Jacobson and Mr. Suehiro:

The Company has received the letter dated December 22, 2014 from the staff of the Securities and Exchange Commission regarding the Company’s 2013 20-F. The Company would like to request an extension to the deadline for responding to the letter. The Company will provide its response to the letter via EDGAR as soon as possible, and in any event no later than January 16, 2015.

If you have any additional questions or comments regarding the 2013 20-F, please contact the undersigned at (86 10) 5885-1881 (ext. 7746) or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740-4863, respectively. Thank you very much.

Very truly yours,

/s/ Michael Xu
Michael Xu
Chief Financial Officer and Senior Vice President, Youku Tudou Inc.

cc:	Victor Wing Cheung Koo, Chairman and Chief Executive Officer, Youku Tudou Inc.
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom
Anthony KY Wong, Partner, Ernst & Young Hua Ming LLP